Exhibit 2.2

ARRANGEMENT AGREEMENT AMENDING AGREEMENT

     This Amending Agreement is made as of October 31, 2006, by and among Resource Equity Ltd., a corporation existing under the laws of the Province of Ontario (“Resource”), Geovic Ltd., a corporation existing under the laws of the Cayman Islands (“Geovic”), Geovic Finance Corp., a corporation existing under the laws of the Cayman Islands (“Finco”) and William A. Buckovic, of 2153 Castlewood Court, Grand Junction, CO, U.S.A. 81503 (“Buckovic”).

     WHEREAS the parties have entered into an arrangement agreement dated September 20, 2006 (the “Arrangement Agreement”) in respect of a Scheme of Arrangement under the provisions of the Companies Law;

     AND WHEREAS in connection with the Subscription Receipt Financing, the parties have agreed to amend the pooling arrangements described in the Arrangement Agreement;

     NOW THEREFORE in consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties hereby agree as follows:

1.	For the purposes of this Agreement, terms with initial capitalized letters have the definitions ascribed thereto in the Arrangement Agreement.

2.	Section 7.10 of the Arrangement Agreement is deleted and the following substituted therefor:

     7.10   Pooling Arrangements

     The parties agree that subject to any early release provisions that the Board of Directors of Geovic Mining Corp. may decide upon and except for Resource Post-Consolidation Common Shares issued to: (i) existing Resource Shareholders holding a total of 500,000 Resource Post-Consolidation Common Shares and who are not directors, officers or insiders of Resource, (ii) Finco Common Shareholders who had participated in the Subscription Receipt Financing, (iii) former holders of Finco Financing Warrants, (iv) Geovic Optionholders holding Geovic Options with an exercise price of $2.15 or greater, upon the due exercise of such Geovic Options (which will be replaced with Resource Options (as defined in the Scheme of Arrangement) with an exercise price of $1.08 or greater), (v) Geovic Warrantholders, upon the due exercise of such Geovic Warrants, (vi) holders of Finco Performance Warrants, (vii) holders of compensation options issued by Finco in connection with the Subscription Receipt Financing, (viii) Gary R. Morris pursuant to the executive employment contract dated May 1, 2006 between Geovic and Mr. Morris providing for a special bonus of options to purchase 10,000 Geovic Shares by Mr. Morris upon the completion and approval of an environmental study and plan on Geocam’s cobalt-nickel mining project prior to February 1, 2007 and (ix) to Buckovic pursuant to the exclusive option agreement dated April 24, 2006 between Geovic and Buckovic whereby Buckovic grants to Geovic the exclusive and irrevocable option to purchase 5 shares with a value of $29,900 per share, representing 0.5% of the issued and outstanding shares of Geocam held by Buckovic, in exchange for the issuance by Geovic of 69,500 Geovic Shares to Buckovic at a deemed purchase price of $2.15 per Geovic Share (which will be adjusted to a deemed purchase price of $1.08 per Resource Post-Consolidation Common Share):

2

(a)

all of the Resource Post-Consolidation Common Shares, including upon due exercise of Geovic Options with an exercise price of less than $2.15 (which will be replaced with Resource Options (as defined in the Scheme of Arrangement) with an exercise price of less than $1.08), issued to directors, officers or insiders of Geovic Mining Corp., to all other Finco Common Shareholders upon the completion of the Scheme of Arrangement, and to Finco Preferred Shareholders will be subject to a pooling arrangement whereby:

(I)	10% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 12 months following the Effective Date;
(II)	15% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 15 months following the Effective Date;
(III)	15% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 18 months following the Effective Date;
(IV)	15% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 21 months following the Effective Date;
(V)	15% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 24 months following the Effective Date;
(VI)	15% of a holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 27 months following the Effective Date; and
(VII)	the balance of each holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 30 months following the Effective Date; and

(b)

all other Resource Post-Consolidation Common Shares issuable upon the completion of the Scheme of Arrangement or the due exercise of Geovic Options with an exercise price of less than $2.15 (which will be replaced with Resource Options (as defined in the Scheme of Arrangement) with an exercise price of less than $1.08) will be subject to a pooling arrangement whereby:

(I)	5,000 Resource Post-Consolidation Common Shares are transferable to each such holder on the Effective Date;
(II)

the greater of 25% of a holder’s Resource Post-Consolidation Common Shares or 5,000 Resource Post-Consolidation Common Shares are transferable on the date that is 6 months following the Effective Date;

(III)

the greater of 25% of a holder’s Resource Post-Consolidation Common Shares or 5,000 Resource Post-Consolidation Common Shares are transferable on the date that is 12 months following the Effective Date;

(IV)

the greater of 25% of a holder’s Resource Post-Consolidation Common Shares or 25,000 Resource Post-Consolidation Common Shares are transferable on the date that is 18 months following the Effective Date; and

(V)	the balance of each holder’s Resource Post-Consolidation Common Shares are transferable on the date that is 21 months following the Effective Date,

and for greater certainty, if the date of issuance of the Resource Post-Consolidation Common Shares underlying Geovic Options or any other security convertible into Resource Post-Consolidation Common Shares occurs after the Effective Date, the pooling arrangement will be amended accordingly so that a greater number of such Resource Post-Consolidation Common Shares are transferable on the date of such issuance.

     IN WITNESS WHEREOF the parties hereto have properly executed this Agreement as of the date first above written.

RESOURCE EQUITY LTD.

By:/s/ Gordon Keep
Name: Gordon Keep
Title: Director

GEOVIC, LTD.

By: /s/ John Sherborne
Name: John Sherborne
Title: CEO

GEOVIC FINANCE CORP.

By: /s/ Gordon Keep
Name: Gordon Keep
Title: President

/s/ William A. Buckovic
WILLIAM A. BUCKOVIC